UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

June 29, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE — OSE 1st Sec.)

Company Name:	Mizuho Bank, Ltd.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	1-1-5, Uchisaiwaicho
Chiyoda-ku, Tokyo

Regarding the Submission of the Business Improvement Plans

Mizuho Financial Group, Inc. (“MHFG” or “we” as the context may require) and Mizuho Bank, Ltd. (“MHBK” or “we” as the context may require) submitted today their Business Improvement Plans to the Financial Services Agency, in compliance with the Business Improvement Order dated May 31, 2011.

We would like to reiterate our deepest and sincerest apologies to all of our customers and to everyone who have experienced any inconvenience thorough the recent computer system failures which we have caused while Japan was experiencing difficult times after the Great Eastern Japan Earthquake.

MHFG and its group companies (“Mizuho Group”) will rigidly implement the Business Improvement Plans and counter-measures in surely preventing computer system failures from occurring again, and all officers and employees of Mizuho Group will go back to the basics of “customer first policy” in order to regain the confidence of all of our customers as well as society as a whole.

The following is an outline of the Business Improvement Plans.

The Business Improvement Plans of MHBK

(Note: Brackets “[    ]” indicate implementation deadlines)

I.	Development and Implementation of the Business Improvement Plan

1.	Improvements and counter-measures already developed

(1)	Improvements and counter-measures regarding the defectiveness of system functions

<Improvements and counter-measures related to “Measures to Prevent System Failures”>

(i)	Review, management and enforcement of procedures for accounts likely to be subject to a large number of transactions [already implemented in April 2011]

Regarding the bank accounts for which a large number of transactions is anticipated, a procedure for prior consultation with headquarters upon new account opening has been implemented.

(ii)	Review of the data ceiling related to centralized book-entry at our deposit center and monitoring of large data [already implemented in June 2011]

In order to be able to process large numbers of transactions, we have expanded the data ceiling related to the centralized book-entry processing at our deposit center, implemented a system to detect large numbers of transactions with respect to all of our accounts, built a procedure for book-entry processing to be conducted in an integrated fashion and for the transaction records to be delivered to the customer separately upon the detection of a large number of transactions to be processed.

(iii)	Establishment of data ceiling-conscious operation and risk management, each based on the type of product

A.	Establish and implement procedures for detection and counter-measures for large transactions based on the type of product [the end of August 2011]

We will separate all settlement transaction-related products, such as deposits/withdrawals and foreign exchanges, from all products and services offered by us, identify settlement transaction-related products likely to be subject to a large number of transactions, and confirm that systems-based detection and counter-measure procedures have been implemented. For remaining settlement transaction-related products, we will confirm the necessity for systems-based detection and counter-measure procedures upon occurrence of a large number of transactions.

B.	Designation permissible amounts of transaction volume based on the type of product and risk management [the end of October 2011]

For all settlement transaction-related products, we will designate a permissible amount of transaction volume as required and will establish a process to monitor transaction volumes at the time of any new contract, through cooperation with the products functions and the administrative functions. Also, given future changes in economic environment, we will periodically revise such permissible amounts of transaction volume.

(iv)	Improvements and counter-measures of the design and methods for centralized book-entry at our deposit center

A.	Amend processing units for large transaction numbers [the end of July 2011]

With respect to the centralized book-entry processing at our deposit center, upon the occurrence of large transaction numbers, we currently would transfer the transaction processing from the primary centralized book-entry at our deposit center to the secondary. We will amend the procedures so that the data ceiling will not be exceeded upon such transfer due to the occurrence of large transaction numbers.

B.	Consider additional improvement measures for planning and specifications [the end of October 2011]

Upon assessing the needs for further design and specification improvements, in addition to amending the processing units (as discussed in A. above) and designation of permissible transaction numbers based on the type of product (as discussed in (iii)B. above), we will discuss further improvements measures as needed.

<Improvements and counter-measures related to “Inappropriate Responses and Actions After the Occurrence of Failures”>

(i)	Establishment of procedures related to automated operation of centralized book-entry at our deposit center

A.	Establishment of the recovery procedures upon loss of data [already implemented in June 2011]

Although we have performed system checks with respect to all of our accounts and developed a framework to prevent abnormal termination of the centralized book-entry processing at our deposit center concerning large transaction volumes, given the abnormal termination of the primary centralized book-entry processing at our deposit center, we have revised the recovery procedures concerning loss of data and established protocols to finish the process by the opening time of our online system.

B.	Visualization of relevance among each business function related to centralized book-entry [the end of October 2011]

In order to broadly assess the scope of impact from failures based on the relative order of data flow and processing, we will organize the relationships among each function related to centralized book-entry and will sequentially organize and visualize such relationships in connection with deposit transactions and loan transactions which are characterized by strong linkages between functions and high transaction volume.

C.	Preparation of counter-measures in the case of over-run related to centralized book-entry [the end of October 2011]

To continue the centralized book-entry process under automated operation, we will review the procedural timing deadline related to the centralized book-entry process, clarify the business and system impact in the case of an over-run, and will prepare necessary procedures, including cancellation of in-process operation, short-cuts and circumvention.

(ii)	Measures to be taken in the event the centralized book-entry needs to be operated manually

A.	Establishment of procedures for the manual operation of transmitting exchange transactions [the end of October 2011]

By visualizing the mechanism related to exchange operations, which exhibited a large volume of untransmitted operations in the recent system failures, we will establish a mechanism and procedures that will enable the transmission of exchange transactions even with centralized book-entry under manual operation.

B.	Implementation of response plan related to businesses other than exchange transactions upon manual operation [the end of October 2011]

With respect to settlement-related operations (other than exchange operations) and any other operation that requires priority, we will develop system-related procedures and counter-measure plans that coordinates with our business contingency plan.

(2)	Improvements and counter-measures regarding deficiencies in systems risk management capabilities

(i)	Improving the level of our Systems Risk CSA [the end of October 2011]

Given the recent system failures, we will improve the level of our Systems Risk CSA by introducing additional check items that focus on “change in business environment” and “sufficiency and effectiveness of responses and actions after the occurrence of failures.”

(ii)	Improving the level of our systems risk evaluation in connection with the development of new products and services

A.	Improvement of systems risk evaluation and management in connection with the development of new products and services [already implemented in May 2011]

In response to the recent system failures, we have identified additional viewpoints relating to systems risk evaluation during the development of new products and services and confirmed the effectiveness of such evaluation and management.

B.	Amendment of “Systems Risk Evaluation Procedure Regarding Handling New Business and New Products” [the end of July 2011]

In addition to the results of evaluation discussed above in A., we will revise “Systems Risk Evaluation Procedure Regarding Handling New Business and New Products,” with a view to the effective operation of systems risk evaluation focusing on such factors as recent environmental changes and overall flow of procedures and data.

(3)	Improvements and counter-measures regarding deficiencies in crisis management related to restoration

<Improvements of the response mechanism upon the occurrence of a crisis>

(i)	Review of the bank structure in a crisis [the end of July 2011]

Given the inability of our headquarter business divisions to fully function upon the occurrence of the crisis, the lack of swiftness and accuracy in our first-step responses, and the delay in the timely and appropriate report to management, we will revise the functions of each headquarter business division for both first-step responses prior to the establishment of the crisis management headquarters and after such establishment.

(ii)	Communication of information and review of common flow immediately following the occurrence of a crisis [the end of July 2011]

Given the inadequacy in swift announcement and reception of an initial crisis report and subsequent details, as well as the inefficient operation of the communication/co-ordination structure, we will revise communications and information-sharing flows among our headquarter business divisions for appropriate additional detail in the initial report to achieve adequate effectiveness and concreteness.

(iii)	Implementation of management training regarding crisis management [the end of January 2012]

Reflecting on our experience of the recent crisis, we will implement training programs to familiarize management and employees with the revised internal crisis response systems and the information-sharing flows discussed in (i) and (ii) above and to instill behavioral patterns to be taken upon the occurrence of a crisis.

(iv)	[Bank-wide training] Verification of efficacy through all-bank training for system failures [the end of January 2012]

We will initiate bank-wide training programs regarding system failure, and with participation from management and the relevant divisions, will analyze the effectiveness of internal crisis response systems for communication and information-sharing flows immediately following the occurrence of a crisis, as described in (i) and (ii) above.

<Improvement of the system contingency plan>

(i)	Review of the system contingency plan

A.	Evaluation of the risks inherent in the existing systems [the end of July 2011]

We will assume a crisis scenario, which could have a material impact on our core business functions (including settlement-related businesses), that need to be in continued operation during a crisis, and will identify any risk of system phenomena that leads to such crisis.

B.	Clarification of the content of the system contingency plan [the end of July 2011]

We will identify the necessary requirements for the effective operation of the system contingency plan (including standards for activation, responsible personnel, recovery method, required time, impact on business, etc.), and will clarify the content.

C.	Preparation of the system contingency plan [the end of October 2011]

We will develop and prepare a plan concerning the risk scenarios identified through the above measures. In terms of preparation, we will work jointly with Mizuho Information & Research Institute, Inc. (“MHIR”), a system development contractor, and Mizuho Operation Service, Ltd. (“MHOS”), an operation contractor, to ensure effectiveness of the plan.

(ii)	[System Division Training] Implementation of training to raise the effectiveness of the system contingency plan [the end of January 2012]

A.	Review of current status training progress [already implemented in June 2011]

In preparation for the development and implementation of a training plan, we reviewed our past training programs for each of the contingency plans related to our core banking system (“STEPS”).

B.	Development of training program [the end of November 2011]

Based on the training programs described in A. above and the risk scenarios identified through (i) above, we will develop a training program for system failures based on the following viewpoints:

•

MHIR, MHOS and we will participate and confirm each division of role and chain of command structure/communication plan, as well as strengthen and familiarize cooperation regarding smooth operation of recovery process, etc.

•	Based on the developed scenario, to execute training with personnel not only from systems with failures but also with personnel from systems affected by such failures.

•	In addition to steps necessary for system recovery, to implement training that clarifies the potential impact on our business and the necessary steps for restoration of business.

C.	Execution of training [the end of January 2012]

Based on the training program for system failures, we will conduct simulation training aimed to increase effectiveness of the system contingency plan. We will also assess the effectiveness upon completion of the training program.

<Improvement of the business contingency plan>

(i)	Review of the business contingency plan

A.	Survey of local offices [the end of July 2011]

In order to consolidate comments from the local offices, we will conduct a survey addressing the effectiveness of the business contingency plan for the recent system failures.

B.	Strict enforcement of check list upon creation and revision of plan [the end of July 2011]

Given inadequacy of familiarization by each business divisions of importance of the check list items regarding timely and appropriate communication with customers during a crisis, as set forth in the check list used in creation and revision of the plan, we will emphasize such importance.

C.	Revision of business contingency plan based on survey results from local offices [the end of October 2011]

Upon prompt review by each business division based on the check list, we will revise the plan based on survey results from the local offices.

D.	Revision of the business contingency plan based on individual cases from the recent system failures [the end of October 2011]

We will revise the plan based on individual cases seen from the recent system failures, including double wire transfers and special payments.

(ii)	Enforce knowledge of items requiring special attention upon the activation of the business contingency plan [the end of July 2011]

We will place in writing and enforce upon each business division procedures for activating the plan, currently shared within the administrative functions only. We will also enforce upon each business division the items that require special attention upon the activation of the business contingency plan.

(iii)	[Training for the Administration Division] Make each local office aware of the business contingency plan and conduct training [the end of January 2012]

We will notify local offices regarding transactions with a significant impact on our customers, such as settlement transactions, and will perform training and assess the effectiveness post-training by collecting feedback from the local offices.

(4)	Improvements and counter-measures regarding deficiency of business administration and auditing

(i)	Improvement plan for issues that cause or contribute to the occurrence and expansion of failures

A.	Establish procedures to convene experienced personnel in a crisis situation [already implemented in June 2011]

We have implemented operational procedures to timely dispatch personnel, as well as measures to convene experienced personnel in a crisis situation, including pre-registration of experienced staff with development background in STEPS as well as experts. Given the recent system failures, we have deployed experts with abundant experience as MHBK’s IT System Divisions Executive Officer and IT System Divisions Manager as of June 2011. In addition, we will focus on the succession of skills, etc., by continuing to deploy the key employees who have experienced the recent system failures in their present posts. (For our group’s human resource management framework, refer to I.2.(3) in our Business Improvement Plan),

B.	Carry out a well-planned training program that leads to stronger human resources [the end of March 2012]

To cultivate human resources, including succession of know-how and skills related to key systems such as our core banking system and settlement system, we will implement and execute training programs for systems personnel that include crisis simulation.

C.	Review procedures that will effectively function during crises [the end of March 2012]

In order to establish a framework that is both flexible and effective at a time of crisis, we will review the functions and improve maintenance, recovery framework post crisis and collaboration among MHIR, MHOS and us from a multifaceted perspective, in coordination with MHFG (refer to the Business Improvement Plan for MHFG (I.2.(2)) below for details).

(ii)	Improvement of effectiveness of auditing

A.	Establishment of effective audit framework

a.	Enhancement of audit framework regarding the existing core banking system [already implemented in May 2011]

Noting effects of changes in the environment, etc., we have increased issue points for our system audit related to the existing core banking system.

b.	Execution of in-depth monitoring and audit, taking environmental changes, etc., into account [the end of March 2012]

We will continuously monitor the core banking system in-depth, including operation and management functions, enhance our understanding of potential risks, reflect such understanding on our risk evaluation, and strengthen our audit function, taking into account potential risks and effects on other operations/systems.

B.	Implementation of audit related to the improvement and progress at business functions [the end of March 2012]

We will assess the improvement and progress achieved at business functions through monitoring and audits. For those items in need of group-wide audit, a co-audit with our audit department will be conducted.

C.	Cultivating human resources related to systems audit [the end of March 2012]

For the current fiscal year, given the failure in the core banking system, we will factor in our efforts to enhance skills related to the core banking system to our “Education/Training Plan” and will conduct external training programs.

D.	Utilization of external auditors [the end of March 2012]

We will utilize external auditors to achieve strict assessment of improvements and counter-measures by the business functions.

2.	Clarification of Management Responsibility

Refer to the Business Improvement Plan for MHFG (item I.3.(1)) below.

II.	Comprehensive inspection of systems risk

1.	Comprehensive inspection of systems risk

In order to take all possible measures to prevent any recurrence, we will perform a comprehensive inspection of systems risk to strictly identify any potential risk associated with our existing system, taking into account the external environment after the designing of the system.

(1)	Method of identifying systems risk factors

In light of the recent system failures, we will comprehensively identify risk factors as follows based on the viewpoint of “failure prevention” and “response to failure.”

(i)	Failure prevention

Given the recent system failures, we understand that our risk control towards “external risk factors” such as the one set forth below was insufficient. We will perform inspections and evaluations focusing on such “external risk factors.”

•	Risk associated with occurrence of system failures as a result of our delay in adapting our business systems to changes in the business environment

(ii)	Response to failure

Given the recent system failures, we understand that our risk controls for our post-failure responses have been insufficient. We will perform inspections and evaluations focusing on the risk set forth below. In order to enhance the effectiveness, we will utilize external auditors.

•

Risk of inadequacy in factors that affect recovery, including the response related to the system, operation/procedure and human resource matters, leading to the lengthening of the system failure triggering a chain of delay in recovery work and the accumulation of unprocessed transactions.

(2)	Specific inspection methods

We will focus on the core banking system and the settlement system and perform the following inspections.

(i)	Inspection of major items [already implemented in June 2011]

•

From a preventative point of view, we focused on “external risk factors,” for which past inspections had been inadequate, and performed focused inspections on “concentration of large amounts of data,” which was the initial cause of the recent system failures.

•

Specifically, we examined all settlement-related products, such as deposits/withdrawals and exchange transactions, from the list of all products and services offered by MHBK and considered the possibility for large transaction numbers by focusing on product characteristics, and identified settlement transaction related products that are currently likely to be subject to a large transaction numbers.

•

For those settlement-related products that currently have the possibility of being subject to large transaction numbers, we have examined the data ceiling and confirmed that system detection and counter-measure procedures upon the occurrence of large transaction numbers are in place.

(ii)	Comprehensive inspection [the end of September 2011]

From a post-failure response point of view, we will develop check items and risk scenarios that highlight systems risk and formulate an action plan accordingly. Upon formulation of such action plan, we will discuss with experts such as external consultants and reflect their comments. We will perform comprehensive inspections based on such formulated plan.

(iii)	Risk evaluation [the end of October 2011]

Given the results of the inspection, in order to ensure sufficiency, we will utilize external auditors to evaluate systems risk and will establish priorities for system improvements or review of the contingency plan, etc., based on the size of the risk.

(3)	Reflection to Systems Risk CSA [the end of March 2012]

We will incorporate perspectives and items of the comprehensive inspection in our existing Systems Risk CSA and will develop an action plan aiming for continuous improvement and firm establishment for the year ahead.

2.	Development of improvement and counter-measure plans regarding systems based on the results of inspection [the end of October 2011] Based on the above results of inspection, we will identify items in need of improvement and will develop improvement and counter-measure plans so that we can respond based on the order of priority established pursuant to 1.(2)(iii) above.

3.	Revision of contingency plan based on the results of inspection [the end of October 2011]

Based on the order of priority established pursuant to 1.(2)(iii) above, we will develop improvement plans for the system contingency plans and business contingency plans and execute such improvement plans accordingly.

III.	Improvement of customer service based on the recent computer system failures

1.	Giving proper instructions to branches based on accurate information, as well as providing information on our homepage. [the end of July 2011]

With respect to giving instructions to branches, we will do so in a timely and appropriate manner based on accurate information gathered based on the revised immediate post-crisis information communication/sharing flow chart. With respect to measures for posting on our website, we will prepare a process for timely and appropriate website disclosure during a crisis.

2.	Assessment of counter-measures and improvements based on the identification and analysis of complaints

(1)	Improvements of crisis response measures based on an assumption of a sharp increase in the volume of inquiries and complaints to our call centers [the end of July 2011]

In preparation for a sharp increase in inquiries and complaints, we will establish procedures for the call centers to timely and appropriately provide back-up during a crisis.

(2)	Improvements related to the reporting and identifying of complaints upon the occurrence of large volumes thereof [the end of July 2011]

In order to swiftly consolidate and share large numbers of complaints, etc., that our branches, call centers and group companies, etc., receives, we will assess the below matters and reflect them in relevant internal rules and regulations.

•

Clarify the complaints, etc., that require of consolidation within the large number of complaints (for example, items that require a response to achieve swift resolution and items that require measures to prevent reoccurrence, etc.)

•	Develop a simplified method of complaint reporting for timely and effective reporting and identification.

(3)	Improvements in crisis response based on recent complaints [already implemented in June 2011]

Based on an analysis of complaints we received, each relevant business unit developed improvement measures with respect to items in need of improvement in terms of crisis response.

3.	Customer service during the recent computer system failures

(1)	Achieving fair treatment relating to the costs and damages incurred by our customers as a result of system failures [already implemented in May 2011]

After analyzing the types and extent of costs/damages, scope of coverage (including customers of other banks) and method of notification to customers, we have implemented specific additional measures, such as posting additional material in the Q&A section of our website.

4.	Development of management of customer protection structure that allows swift initial response based on coordination with relevant divisions [the end of September 2011]

In order for the relevant divisions to coordinate and make possible instructions to our branches and customer service that sufficiently takes customer protection into account, even at the initial stage of crises such as system failures, we will revise relevant internal rules and regulations related to “management of customer protection, etc.,” included in the standards related to the management of product explanations, as needed, and will enhance our management framework.

IV.	Follow-up Framework of the Business Improvement Plan

1.	Implementation and reporting framework [the end of July 2011]

MHBK will monitor the progress of the Business Improvement Plan on a monthly basis in management meetings, etc., and on a quarterly basis in board meetings.

2.	Evaluation and assessment of execution status by the audit division [the end of September 2011]

With regards to the improvements and counter-measures set forth in the Business Improvement plan, the audit division will evaluate and assess the execution status after the implementation of specific measures by the relevant division, followed by reporting to the business audit committee and the Board of Directors (quarterly).

The Business Improvement Plans of MHFG

(Note: Brackets “[    ]” indicate implementation deadlines)

I.	Development and Implementation of the Business Improvement Plan

The following Business Improvement Plan includes items to be implemented by us as well as those to be implemented by our principal group companies such as MHBK, pursuant to the instructions given by us as the business administration company. With regards to those items instructed by us to our principal group companies, we will request reports from the respective group companies on the status of implementation. We will then report to our management after assessing the content.

1.	Improvements and counter-measures already developed

(1)	Improvements and counter-measures regarding the defectiveness of system functions

(i)	Reorganization of large volume data processing capabilities of MHBK [the end of October 2011]

We will assess the extent of the progress made by MHBK in implementing “Improvements and counter-measures regarding the defectiveness of system functions” as preventive measures against system failures similar to the recent failures.

(ii)	Unification of business infrastructure to be advanced by us

As discussed in 2.(1) below.

(2)	Preventive improvements and counter-measures regarding deficiencies in systems risk management capabilities and regarding deficiencies in crisis management related to restoration

<Improvement of the system contingency plan>

(i)	Review of the system contingency plan

A.	Evaluation of the risks inherent in the existing systems [the end of August 2011]

We will identify the causes for the recent system failures and system failures that occurred in the past and the risks that can be presumed based on system structure, etc.

B.	Expand number of hypothetical scenarios [the end of October 2011]

Upon identifying scenarios that need to be implemented in common by the group, and after inspecting the preparation status of the system contingency plans, we will organize scenarios for each system and enhance our group-wide scenarios.

C.	Clarification of the content of the system contingency plan (system restoration manual) [the end of October 2011]

We will impress upon the principal group companies the group-wide common understanding regarding the system contingency plans, and the relevant rules and regulations of the principal group companies will be revised.

D.	Preparation of the system contingency plan (system restoration manual) [the end of January 2012]

Based on B. above, we will organize and methodically prepare the system contingency plans that require priority.

E.	Implementation of training to raise the effectiveness of the system contingency plan [the end of January 2012]

We will improve the effectiveness of the system contingency plans by organizing our approaches and priorities regarding “group-wide training” and “individual group company training” and instructing each principal group company to conduct training under stress scenarios, etc.

(ii)	Periodic review of the system contingency plans

A.	Periodic review of the system contingency plans [the end of October 2011]

Pursuant to the results of review described in (i) above, we will revise the rules and regulations regarding the preparation of the system contingency plans.

B.	Periodic training regarding the system contingency plans [the end of October 2011]

Pursuant to the results of review described in (i) above, we will revise the rules and regulations regarding the preparation of the system contingency plans so that training under appropriate stress scenarios is conducted regularly.

(iii)	Review check items upon the commencement of the development project

A.	Assessment of the system contingency plans during the project development process [the end of March 2012]

We will establish a framework to evaluate the necessity of a review of the existing system contingency plans during our system project development process (commencement, design, testing and release phases).

<Improvement of the business contingency plan>

(i)	Review of the business contingency plan [the end of October 2011]

We will instruct and follow through with our principal group companies to revise the content to include more detail regarding explanations to customers and procedures for each local office, etc.

(ii)	Enforce knowledge of items requiring special attention upon the activation of the business contingency plan [the end of October 2011]

We will instruct and follow through with our principal group companies to clarify and widely impress upon issues regarding sharing of information, method of coordination, function allocations, etc., upon activation of the business contingency plans.

(iii)	Make each local office aware of the business contingency plan and conduct training [the end of January 2012]

We will instruct and follow through with our principal group companies to conduct training on settlement operations as they have a significant effect on our customers, and we will evaluate the effectiveness based on the opinions from the local offices.

<Customer relations / public relations, etc.>

(i)	Strengthening ability to maintain appropriate customer relations in crisis situations (public announcements, etc.)

A.	Establishment of the “Improvement in Information Transmissions Subcommittee (tentative name)” [the end of July 2011]

We will establish the “Improvement in Information Transmissions Subcommittee (tentative name)” to enhance our information transmission capabilities (public announcements, etc.) towards our various stakeholders, including our customers.

B.	Establishment of necessary framework, etc., for prior confirmation of external information transmission [the end of September 2011]

We will strengthen our centralized information management framework by revising the manuals of our and our principal group companies’ relevant divisions to state that information of the group upon a crisis is to be consolidated and confirmed in advance by us.

(ii)	Ensuring effectiveness related to plan for strengthening ability to maintain appropriate customer relations in crisis situations (public announcements, etc.)

A.	Re-emphasize the purpose of the “Public Relations Manuals” [the end of July 2011]

We will re-emphasize the purpose of the “Public Relations Manuals,” which sets forth responses towards media, etc., and improve and expedite our information control, and will also aim to improve the reporting and communication framework within the group.

B.	Conduct training [the end of January 2012]

For the purposes of evaluating the effectiveness of the revised framework/regulations, etc., reflecting the improvements and counter-measures based on the recent failures, we will assess the coordination and sharing of information among relevant divisions, regulatory reporting and external public announcements during a crisis through group-wide training as described below.

<Improvements in crisis response preparedness>

(i)	Improvements in the crisis response preparedness

A.	Review of the current internal crisis system [the end of January 2012]

We will evaluate and implement MHBK’s review of their internal crisis system and will instruct other principal group companies to conduct similar reviews.

B.	Review of the current communications and information-sharing flows immediately post crisis [the end of January 2012]

We will evaluate and implement MHBK’s review of their current immediate post-crisis information communication/sharing flows for each headquarter division and will instruct other principal group companies to conduct similar reviews.

C.	Conducting group-wide trainings [the end of January 2012]

For the purposes of evaluating the effectiveness of the revised systems/regulations, etc., reflecting the improvements and counter-measures against the recent failures, we will have a group-wide trainings assuming system failures

(3)	Improvement Plan for Deficiency of Business Administration and Auditing

<Improvements in personnel training and appropriate human resources allocation>

As discussed in 2. (2), (3) (i) below.

<Improvement of effectiveness of auditing>

(i)	Guidance proposals and follow-up by our Internal Audit Division

A.	Our Internal Audit Division intends to guide and follow-up on MHBK’s Business Audit Division in terms of identification and management of potential risks in the current system, etc., taking into account environmental changes. [the end of March 2012]

B.	Our Internal Audit Division intends to guide and follow-up with internal audit divisions of other principal group companies regarding audit preparation in connection with systems risks. [the end of June 2012]

C.	Our Internal Audit Division intends to follow-up with the status of the following matters implemented by our executive management division. [the end of March 2012]

•	Confirm status of MHBK’s improvements and counter-measures regarding operation and management of the center in MHIR

•	Control and guide coordination and issue-sharing between MHBK and MHIR

(ii)	Group-wide internal audit [the end of March 2012]

•

Our Internal Audit Division intends to, with cooperation from MHBK’s Business Audit Division, conduct audit on status and progress of improvements and counter-measures implemented by MHBK’s and our executive management divisions.

(iii)	Follow-up of improvements and counter-measures implemented by MHBK’s Business Audit Division [the end of March 2012]

•	Our Internal Audit Division intends to follow-up with the status of external audit usage by MHBK’s Business Audit Division and other improvements and counter-measures

2.	Re-inspection of the management control framework and its improvements and counter-measures

(1)	System strategy for the group

(i)	Full unification of IT systems (development of the next-generation IT systems) [around the end of March 2016]

By the end of March 2012, we will develop a basic plan related to the development of next-generation IT systems, contemplated by around the end of March 2016, as well as policies on unification of IT utilization process, aiming full unification of system platform of banking business. [the end of March 2012]

•	Unify the core banking systems of MHBK, Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”) and develop the next-generation IT systems on the new IT system platform.

•

Accelerate the development of the next-generation IT systems and complete the establishment of the new IT system platform by around the end of FY2012; thereafter, successively release the component systems, including the deposit, remittance, loan, foreign exchange and trust business systems, by around the end of FY2015 and also release systems related to core information management.

•

Consider the full unification of the system platform for all of the banking businesses, including the customer channel systems as well as those related to the core banking systems and the information management systems, as the final structure of the next-generation IT systems.

•	Place greater emphasis on “stability” and “reliability” with respect to the development of the next-generation IT systems.

•

Establish the “Next-Generation IT Systems Promotion Office” within our IT System Planning Division to function as the head office to accelerate the development of the next-generation IT systems (the former “Next-Generation IT Systems Evaluation PT” will be abolished). At the same time, establish “IT Strategy Promotion Committee (tentative)” as a framework to oversee overall progress (taking over functions of former “IT Strategy and Investment Committee”).

In addition to accelerating development of the next-generation IT systems, the Next-Generation IT Systems Promotion Office will perform follow-ups on the Business Improvement Plan, including stable operation of the system.

(ii)	Unification of Operations [around the end of March 2013]

•

Unify operations of the banking businesses of MHBK, MHCB and MHTB, taking into consideration firm and efficient operational management before the development of next-generation IT systems and smooth transition to such systems

•

Promote unification of the operating procedures within branches and business flow of MHBK, MHCB and MHTB, and accelerate the concentration of operations within branches in the same regions, including the Regional Business Promotion Divisions, to MHBK, and the implementation of unification of operational centers.

•

Accelerate early unification of ordinary deposit and ATM services between MHBK and MHTB, in addition to the consolidation of housing loan business into MHBK, which has already been implemented, as a means to realize the elimination of overlapping of the group’s common businesses. Consider a similar operational unification of MHCB’s business.

•

Specifically, facilitate unification of business procedures and business flows through the “Operating Base Consolidation PT (tentative),” to be newly established among our group banks and us, concentrate branch operations of MHBK/MHCB as well as those of MHBK/MHTB, facilitate unification of back-office operations related to deposits, exchange transactions, loans and foreign exchange of MHBK, MHCB and MHTB, and finalize the plan for unification of administrative functions by the end of March 2012.    [the end of March 2012]

(2)	Strengthening of management framework of group companies

(i)	Review of functions allocation among the banks’ IT departments, development companies and operation companies. [the end of October 2011]

With respect to the allocation of development promotion functions and operation functions in relation to systems, in order for the group banks to take full responsibility regarding the operation of their systems, we will review the allocation among the banks’ IT divisions, development companies and operating companies.

(ii)	Clarification of allocation of responsibilities among subsidiaries during crisis response [the end of March 2012]

We will reorganize allocation of roles among MHBK and systems-related group companies to review the framework that effectively functions during a crisis, confirm effectiveness of maintenance/failure restoration framework and coordination, and identify the responsibilities among the subsidiaries.

(iii)	Realization of tense coordination and communication (Service Agreement, etc.) [the end of March 2012]

In order to maintain proper tension between MHBK and MHIR, we will review existing service agreements and will reflect results of such review to the service agreements entered among other group companies.

(3)	Human resource management framework of the group

(i)	Training IT personnel and appropriate human resource allocation

A.	Enhancing visualization of skills [the end of December 2011]

We will promote visualization of IT skills in combination with business experience and general skills.

B.	Assessment and improvement of crisis response capabilities (methodical training, etc.) [the end of March 2012]

We will conduct methodical training under group-wide stress scenarios based on risks inherent in the current system and will assess and improve our crisis response capabilities.

C.	Create a framework to train personnel that are able to properly respond to crisis situations [the end of October 2011]

We will develop a framework to train and place personnel, through human resource rotations and training, who have broad knowledge to properly respond to crisis situations.

Given the recent system failures, we have deployed experts with abundant experience as MHBK’s IT System Divisions Executive Officer and IT System Divisions Manager as of June 2011 (for description of business function of MHBK and MHCB’s IT System Divisions Executive Officer, refer to (4)(iii) below).

In addition, we will focus on the succession of skills, etc., by continuing to deploy the key employees who have experienced the recent system failures in their present posts.

D.	Establish framework to convene personnel with know-how in a crisis situation.

We will develop a framework for each principal group company to convene personnel with system development experience and experts under following crisis situations:

•	Crises related to main systems, such as BK/STEPS [the end of June 2011]

•	Crises related to main systems for each of our principal group companies [the end of March 2012]

E.	Group-wide methodical cultivation of management personnel for IT functions [the end of March 2012]

We, as a group, will develop a plan to cultivate IT personnel who can manage with an understanding of both the banking business and the overall system structure.

(ii)	Full Integration of Human Resource Management [the end of July 2011]

•

Establish a structure in which the executive officer in charge of FG’s human resource management serves concurrently as the executive officer in charge of each of MHBK’s and MHCB’s human resource management, and the existing Human Resources Divisions are integrated into that of MHFG, for the centralization of responsibilities across the group.

•

Fully integrate the human resource management by changing the current structure of “three executive officers and three divisions,” in which each of MHFG, MHBK and MHCB has its own executive officer in charge of human resource management and Human Resources Division, into a structure of “one person and one division” in which only the executive officer of MHFG is in charge of human resource management and the Human Resources Division of the group.

•

Specifically, abolish divisions administering human resource management in MHBK and MHCB as of July 2011, reorganize our Human Resources Division into Group Human Resources Division, and consolidate human resource management to us. By consolidating human resource function of each three companies to our Group Human Resources Division, including personnel transfer function and evaluation management function, invigorate the organization by realizing the management of the group-wide human resource portfolio and thoroughly implementing the assignment of the right person in the right position and flexible deployment of personnel. In addition, install “New Human Resources System Analysis PT (tentative name) to assess appropriate personnel system under the new framework.

(4)	Strengthening of group governance

(i)	Clearly identifying the position of the group CEO [already implemented in June 2011]

•	Clearly identify the President & CEO of MHFG as the “Group CEO (Chief Executive Officer).”

(ii)	Strengthening the independence of advisory bodies to the Board of Directors [already implemented in June 2011]

•	Change the structure of the Nominating Committee and the Compensation Committee so that outside members constitute the majority, as a means to strengthen the independence of these committees.

•

Change from the current six (6) member committees, each consisting of three (3) outside and three (3) in-house members, to four (4) member committees, each consisting of three (3) outside and one (1) in-house members (President & CEO of MHFG).

(iii)	Unification of corporate planning and management units [the end of March 2012]

•

Aim to conduct the unification by changing from the current structure of placing three (3) executive officers separately in charge of MHFG, MHBK and MHCB to a structure under which MHFG’s executive officer in charge in principle serves concurrently as the executive officer in charge of each of MHBK and MHCB.

•

With respect to IT System Divisions, an executive officer of MHFG will be in charge of overall IT governance and next-generation IT systems, while MHBK’s and MHCB’s executive officers in charge will be respectively responsible for stable operation and risk management for the IT systems of the bank subsidiaries.

•

In addition, we will install “Substantive Business Unification Development PT (tentative name),” which aims to analyze specific measures for business unification in substance, as well as “Corporate Group Structure Analysis PT (tentative name),” which aims to analyze corporate structure most progressive and convenient to our customers.

(5)	Business integration through merger or other methods [the end of September 2011]

•	We will begin considering business integration through merger or other methods.

3.	Clarification of responsibilities

(1)	Clarification of responsibilities [already implemented in June 2011]

In connection with the unprecedented crisis caused by the earthquake that struck Eastern Japan, it was extremely regrettable that we were not able to fulfill our mission as a financial institution to “protect the bloodstream of the economy.”

Due to the recent computer system failures, our settlement transactions such as fund transfers and automatic debit transactions were malfunctioned, and deposits to the accounts of corporate and retail customers, including other banks’ customers, were delayed, and our ATMs, various EB services and Mizuho Direct services were shut down, causing a great inconvenience to many customers and the society at large.

Following the 2002 systems failure, this is the second time that our systems failed, and we are deeply sorry for having had made such a serious impact on our country’s financial system.

As we take to heart our responsibility in connection with the recent computer system failures, we have clarified where the responsibility lies. (released as of May 23, 2011)

II.	Assessment of the Results of Comprehensive Inspection of Systems Risk by MHBK

1.	Assessment of the results of comprehensive inspection of MHBK’s systems risk [already implemented as of end of June 2011]

With respect to the “concentration of large data volumes,” which triggered the recent crisis, MHBK has performed focused inspection of status of implementation of preventative measures.

Based on the results of inspections by MHBK, we have confirmed that appropriate measures are in place to prevent system failures related to large data volumes such as the recent system failures.

2.	Improvements and counter-measures for the group based on 1. above.

(1)	Development of deployment plan for our group companies [the end of July 2011]

We will develop deployment plan of comprehensive inspection of systems risk for each of our group companies, including items covered in the “focused inspection” performed by MHBK.

(2)	Execution of the inspection [the end of September 2011]

Based on the above deployment plan, we will instruct our group companies to perform comprehensive inspection of systems risk and promote the identification of systems risk for the group as a whole.

(3)	Evaluation [the end of October 2011]

Based on the results of inspection and evaluation by each group company, we will evaluate the systems risk status of our group as a whole and develop improvement objectives that include systems-related investments and improvement plans that include improvement priorities.

(4)	Development of continuous framework based on the comprehensive inspection [the end of March 2012]

Based on the comprehensive inspection, we will develop an action plan to prepare a continuous framework for Systems Risk CSA.

III.	Follow-up Framework of the Business Improvement Plan

1.	Monitoring Framework [the end of July 2011]

•	We will monitor the progress of the Business Improvement Plan on a monthly basis in management meetings, etc., and on a quarterly basis in board meetings.

2.	Evaluation and assessment by the internal audit function regarding progress in the Business Improvement Plan [the end of September 2011]

•	Our internal audit function will evaluate and assess the execution status of our and MHBK’s Business Improvement Plans at the business audit committee and the Board of Directors on a quarterly basis.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

Mizuho Bank, Ltd.
Corporate Planning Division (PR)
Tel: 81-3-3596-2374